DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

20100006

April 19, 2010

Stephen Sacks, Ph.D.

*** FISMA & OMB Memorandum M-07-16 ***

Re: Marriott International, Inc.
Incoming letter dated March 28, 2010

Dear Mr. Sacks:

This is in response to your letter dated March 28, 2010 concerning the shareholder proposal that you submitted to Marriott. On March 17, 2010, we issued our response expressing our informal view that Marriott could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reverse our previous position.

Sincerely,

Brian V. Breheny
Deputy Director,
Legal & Regulatory Policy

cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

[redacted]

From: stephen sacks *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, March 28, 2010 12:34 PM
To: CFLETTERS
Cc: Elsing@gibsondunn.com; Bancroft.Gordon@marriott.com
Subject: Marriott no-action letter dated January 12, 2010

Please forward to Heather L Maples, Senior Special Counsel.

Thank you for the copy of your March 17 letter sent to Gibson, Dunn and Crutcher regarding the January 12 incoming letter from Marriott International.

In my (Stephen Sacks) Jan 19 comments as the proponent relative to the Marriott lettrer I addressed two points, one being the substance of the proposal and the second being the timeliness of the January 12 Marriott letter relative to the date of the annual meeting. Attorney-Advisor Rose Zukin in your office only addressed the first point. In my discussion of the second point which had some emphasis in my letter I indicated that it would not be possible for Marriott to have filed their letter no later than eighty (80) days before they intended to file their definitive proxy materials. The meeting is May 7 (at the time of my submission I understood it to be May 6). 80 days would take it to April 2--in my view there could not have been the intent to leave this brief interlude for proxy matters. All of this was stated in my letter. If this analysis were agreed to I requested that on this basis alone the SEC not find in favor of the Marriott request based on their non compliance with rule 14a-8(j).

The "80" days and the word "intends" are apparently specific wording required by the rule and no doubt are attached to all letters like the January 12 submission as "boiler plate." The problem is that when it is in error--(intent was not possible at the time the Marriott letter was written) it is inherntly misleading to the SEC and indeed also to the proponent because it puts a squeeze on correspodence like this. To be clear my belief is that any misleading is absolutely, positively unintentional-- nevertheless it is misleading. From my reading I understand that being misleading is an issue in SEC determinations and if this had been concurred with it should have made the Marriott request not timely. In any case this issue was not adressed either way. Also with events marching on given the date of the meeting and your March 17 letter, I fully understand that it is likely that little can be done at this point. I would be appreciative though if you could reconsider the matter in light of the aspect discussed above.

Sincerely,

Stephen Sacks